Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-206640 January 13, 2017

STATESTREET GLOBAL ADVISORS SPDR
For your information, the SPDR® Long Dollar Gold Trust.
[CONTACT NAME],
Included in this message:
1. Link to the preliminary registration
2. Brief description of the fund (below)
3. SPDR® Long Dollar Gold Trust Institutional Presentation
I look forward to discussing the preliminary prospectus further.
[Sign off, name, email signature]
SUBJECT TO COMPLETION. THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE
AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.
THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING
AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT
PERMITTED.
SPDR® Long Dollar Gold Trust ETF (the “Fund”)
FUND OBJECTIVE
Gold Bullion typically is priced and traded throughout the world in U.S. dollars (“USDs”). The
Fund has been established as an alternative to traditional dollar-based gold investing.
Although investors will purchase shares of the Fund with USDs, the Fund is designed to provide investors with the economic effect of holding gold in terms of a specific basket of
Reference Currencies rather than the USD. The Reference Currencies are the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc.
Specifically, the Fund seeks to track the performance of the Solactive GLD® Long USD Gold

Index (the “Index”), less the expenses of the Fund’s operations. The Index is designed to represent the daily performance of a long position in physical gold and a short position in the basket (“FX Basket”) comprised of each of the Reference Currencies (i.e., a long USD exposure versus the FX Basket). It is designed to measure daily Gold Bullion returns as though an investor had invested in gold in terms of the FX Basket comprised of the Reference Currencies reflected in the Index. Accordingly, both the Index and the Fund seek to provide Gold Bullion returns as though an investor had invested in gold in terms of the FX Basket comprised of the Referen ce Currencies.
In general, the USD value of an investment in the Fund is expected to increase when both the price of gold goes up and the value of the USD increases against the value of the Reference Currencies comprising the FX Basket (as weighted in the Index). Conversely, the USD value of an investment, in general, is expected to decrease when the price of gold goes down and th e value of the USD decreases against the value of the Reference Currencies comprising the FX Basket (as weighted in the Index). If the price of gold increases and the value of the USD decreases against the value of the Reference Currencies comprising the FX Basket, or vice versa, the net impact of these changes will determine the value of the Fund on a daily basis .
The Fund is a passive investment vehicle and is designed to track the performance of the Index regardless of (i) the value of gold or any Reference Currency; (ii) market conditions; and (iii) whether the Index is increasing or decreasing in value. The Fund’s holdings generally will consist entirely of gold. Substantially all of the Fund’s Gold Bullion holding s are delivered by Authorized Participants in exchange for Fund Shares. The Fund will not hold any of the Reference Currencies. The Fund generally will not hold USDs (except from time to time in very limited amounts to pay expenses). The Fund’s Gold Bullion holdings are not managed and the Fund does not have any investment discretion.
The Fund’s net asset value (“NAV”) goes up or down each Business Day based primarily on two factors. The first is the change in the price of gold measured in USDs from the prior Business Day. This drives the value of the Fund’s Gold Bullion holdings measured in USDs up (as gold prices increase) or down (as gold prices fall). The second is the change in the value of the Ref erence Currencies comprising the FX Basket against the USD from the prior Business Day. This drives the value of the Fund’s Gold Bullion holdings measured in the Reference Currencies comprising the FX Basket up (when the value of the USD against the Reference Currencies comprising the FX Basket increases) or down (when the value of the USD against the Referen ce Currencies comprising the FX Basket declines). The value of gold and the Reference Currencies comprising the FX Basket are based on publicly available, transparent prices — for gold, the LBMA Gold Price AM; for currencies, the WMR Fix.
Because the Fund generally holds only Gold Bullion (and not USDs or the Reference Currencies), the actual economic impact of changes to the value of the Reference Currencies against the USD from day to day can be reflected in the Fund only by moving an amount of Gold Bullion ounces of equivalent value in or out of the Fund. Therefore, the Fund will seek to track th e performance of the Index by entering into a transaction each Index Business Day with Merrill Lynch International (the “Gold Delivery Provider”). The terms of this transaction are set forth in a written contract between the Fund and the Gold Delivery Provider referred to as the “Gold Delivery Agreement.” Pursuant to the terms of the Gold Delivery Agreement, the Fund enters into a transaction to deliver Gold Bullion to, or receive Gold Bullion from, the Gold Delivery Provider each Business Da y. The amount of Gold Bullion transferred approximates the performance of the Fund’s holdings of Gold

Bullion as though they had been denominated in the Reference Currencies comprising the FX Basket in the proportions in which the Reference Currencies comprising the FX Basket are reflected in the Index. In general, if there is a currency gain (i.e., the value of the USD against the Reference Currencies comprising the FX Basket increases), the Fund receives Gold Bullion. In general, if there is a currency loss (i.e., the value of the USD against the
Reference Currencies comprising the FX Basket decreases), the Fund delivers Gold Bullion. In this manner, the amount of Gold Bullion held by the Fund will be adjusted to reflect the daily change in the value of the Reference Currencies comprising the FX Basket against the USD. The Gold Delivery Agreement requires Gold Bullion ounces equal to the value of the
Gold Delivery Amount to be delivered to the custody account of the Fund or Gold Delivery Provider, as applicable.
GLDW
For Qualified Institutional Buyers and Institutional Accredited Investors only. All other dissemination is prohibited.
We are not soliciting orders on the basis of this information. Such solicitations can only be made by a prospectus approved by the National Futures Association.
Important Risk Information
Investing involves risk, and you could lose money on an investment in SPDR® Long Dollar Gold Trust (“GLDW”).
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
GLDW is subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). U.S. regulation of swap agreements is rapidly changing and is subject to further regulatory developments which could be adverse to GLDW. GLDW’s swap agreements will be subject to counterparty risk and liquidity risk.
Currency exchange rates between the U.S. dollar and non-U.S. currencies may fluctuate significantly over short periods of time and may cause the value of GLDW’s investments to decline.
GLDW is a passive investment vehicle that is designed to track the Index. GLDW’s performance may deviate from changes in the levels of its Index (i.e., create “tracking error” between GLDW and the Index) for a number of reasons, such as the fees and expenses of GLDW, which are not accounted for by the Index.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR® Long Dollar Gold Trust (“GLDW”):
The SPDR® Long Dollar Gold Trust (“GLDW”) has filed a registration statement (including a prospectus) with the
Securities and Exchange Commission (“SEC”), and has also filed the prospectus with the National Futures

Association, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLDW has filed with the SEC for more complete information about GLDW and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spd rgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLDW is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act.
GLDW shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLDW shares relates directly to the value of the gold held by GLDW (less its expenses) and the value of a basket
(“FX Basket”) comprising the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc (“Reference Currencies”) against the U.S. dollar. A decline in the price of gold and/or an increase in the value of the Reference Currencies comprising the FX basket against the U.S. dollar could materially and adversely affect an investme nt in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold and the price of each Reference Currency against the U.S. dollar represented by them. GLDW does not generate any income, and as GLDW regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each S hare will decline over time to that exent. Investing involves risk, and you could lose money on an investment in GLDW.
Please see the GLDW prospectus for a detailed discussion of the risks of investing in GLDW shares. The GLDW prospectus is available by clicking here.
The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council in not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLDW’s Sponsor.
SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and has been sublicensed by S&P Dow Jones Indices LLC (“SPDJI” and together with its affiliates and SPFS, “S&P”) for use by State Street
Global Advisors. No financial product offered by State Street Global Advisors, a division of State Street Bank and
Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation regarding the advisability of investing in such product(s) nor does S&P have any liability in relation thereto.
Important Information Relating to Solactive GLD® Long USD Gold Index:
GLDW is not sponsored, promoted, sold or supported in any other manner by Solactive AG nor does Solactive AG offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or Index trademark or the Index value at any time or in any other respect. The Index is calculated and published by
Solactive AG. Solactive AG uses its best efforts to ensure that the Index is calculated correctly. Irrespective of its obligations towards GLDW, Solactive AG has no obligation to point out errors in the Index to third parties including but not limited to investors in and/or financial intermediaries transacting in or with GLDW. Neither publication of the I ndex by Solactive AG nor the licensing of the Index or Index trademark for the purpose of use in connection with GLDW constitutes a recommendation by Solactive AG to invest capital in GLDW nor does it in any way represent an assurance or opinion of Solactive AG with regard to any investment in GLDW.
For more information, please contact the Marketing Agent for GLDW: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111; T: +1 866 320 4053 spdrgoldshares.com
Not FDIC Insured — No Bank Guarantee — May Lose Value
State Street Global Advisors, One Lincoln Street, Boston, MA 02111-2900
© 2017 State Street Corporation. All Rights Reserved.

IBG-22194 Exp. Date: 12/31/2017